Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-235913

[Transcript of ETF Prime podcast from 1/11/2022:]

Nate Geraci: I'm now joined by Wade Guenther partner at Wilshire Phoenix, who currently offers one ETF that launched earlier last year, which we will discuss but they're planning on aggressively ramping up their ETF business and also looking to become a player in the crypto fund space and I should note that Wade is no rookie to the ETF space. He has over two decades experience in the industry. Was previously a portfolio manager at Global X ETFs, was Global ETF strategist and portfolio manager at Horizon ETFs before that and he's now on the line with me from New York. Wade. Welcome to the podcast.

Wade Guenther: Hi, it's really great to be here. Thank you for having us.

Nate Geraci: All right. So let's start with the one ETF you do currently offer because I feel like once we get talking a crypto and Bitcoin ETFs our clocks going to move fast on us. So the wShares Enhanced Gold Trust, ticker WGLD, love that ticker by the way, seeks to outperform a stand-alone investment in physical gold. And take us from there. What's a going on underneath the hood?

Wade Guenther: Sure. Okay. The wShares Enhanced Gold ETF was really created on the premise that we wanted to bring institutional strategies and institutional innovation to retail investors to kind of help benefit them because typically these kinds of strategies, this algorithmic based type of strategy, was typically reserved for high net worth and accredited investors, so to bring it to a retail landscape to benefit retail investors was really the precipice behind this. So, underneath the hood is a set of rules that are built into the underlying index, which is the wShares Gold Index and WGLD allocates its gold exposure based on what the index determines through those underlying algorithms. So there's a multi-step process.
So first, the index will calculate realized volatility of physical gold using the LBMA P.M. Fixing over the previous 45 days. Now, if physical gold volatility is low, the index will increase its gold exposure up to 100% and then the rebalance is determined, the rebalance is monthly and that that's it. However, if physical gold volatility is high, the index will likely reduce the gold allocation below 100%. This is where it gets a little more interesting. At that point, if the gold volatility is high, the index calculates the realized volatility of the S&P 500 over that very same forty-five day look-back period as physical gold and if the S&P 500 volatility is low, the allocation, the reduction of gold allocation will remain the same as with that high gold volatility scenario. But if the S&P 500 volatility is high, the index will likely increase that gold allocation at just reduced. Even though the gold volatility is high and it's really because empirical evidence suggests that investors have tended to rotate towards gold as a safe haven during the volatile equity market. So increasing that gold exposure during the volatile equity markets was built in and the relationship is nonlinear so that magnitude of physical gold and an S&P 500 volatility will definitely affect the gold allocation.

Nate Geraci: And so, how do you see WGLD being used in a portfolio? Is this a replacement for something like a physical gold ETF allocation?

Wade Guenther: We believe WGLD can be a core physical gold holding in a portfolio because it only holds physical gold and cash, other gold ETFs are either one beta or futures based which are great, but they don't really manage risk. Gold, like any investment is not immune to volatility and WGLD's Adaptive Exposure is a risk managed solution with the objective of outperforming a stand-alone or that one beta physical gold position, and GLD, IAU, those are great products. They were really innovative for their time, but it's just like going from an iPod to Spotify. This is just the next evolution of a gold investment and it's something that could be a core position. And with WGLD the objective of outperforming stand-alone gold, it's not trying to shoot the lights out by any means, like it doesn't use derivatives, leverage or futures to make big bets or anything like that. The Adaptive Exposure essentially reduces gold weight during volatile gold markets in attempt to preserve the capital then, take that preserved capital and reinvest it when markets are more favorable and the gold markets conditions suggest that it should be invested. So over long periods of time this strategy has the opportunity to outperform that stand-alone position in gold.

Nate Geraci: Obviously, this ETF is rules based. So it takes away that, you know, human decision-making component. But do you have any strong views on gold right now? I've got to tell you; I've talked a lot recently about what I view as very odd behavior from gold. I would have expected it to perform much better in an environment where interest rates are still low, but inflation concerns are certainly high or moving higher. Any thoughts on what's been going on with gold?

Wade Guenther: This is an interesting topic and we've talked about this a lot lately and gold being down somewhere around three percent in 2021. I think a lot of investors really expected big gains with year over year inflation being rather significant from, I believe it was April through the rest of the year, and I just think that inflation is considered only one gold price driver, right? We believe that interest rates and the USD had more meaningful influences on gold prices in 2021. So like the 10-year had a big move last year going from below 1% to ending the year, somewhere around one and a half percent. At least three rate hikes are expected in 2022. I think, you know, we view investors positioning their portfolios to capitalize on higher yield expectation. So that means maybe selling assets such as gold to rotate into assets with a higher required rate of return. So these higher yield expectations, you know, we believe is pricing in some of the higher US dollar moving higher in 2022. And we've seen higher US dollar making gold more expensive and cross currency terms, and this could depress gold prices even further in 2022, but on the other side of that, which we really see as an upside for gold, is that central banks typically increase their gold positions as a hedge against rising USD. So there's interesting ways that this could go, it really has a lot to do with the magnitude and the correlations between these price drivers and gold prices that are really the big unknowns for 2022.

Nate Geraci: All right, before we move on because I do want to talk Bitcoin ETFs. So you have WGLD. What can you tell us about the overall ETF roadmap for Wilshire Phoenix moving forward- what type of ETF presence are you hoping to carve out?

Wade Guenther: Well, okay. First of all, we see the ETF industry in general as having a significant growth trajectory for a number of years and we believe that the ETF wrapper in general is a superior way to deal to deliver financial innovation. And, I mean, Wilshire was born with the ambition that everyone deserves equal access to financial services that empower people to build better lives for themselves and their families. We see or we value inclusion by bringing in these often reserved institutional investment strategies to all investors. I think that is really where our white space is going to be. We're going to bring these institutional strategies to everybody and even with WGLD, we were a relatively new firm with only one product so far and the industry has been taking notice. We were nominated for 7 ETF industry Awards in the last year. And there's not a lot a lot of ETF sponsors that can make them that claim. So we believe that our white space is untapped and we're looking forward to bringing some of those institutional strategies to the market fairly soon.

Nate Geraci: All right, so you mentioned the term white space. Let's talk spot Bitcoin ETF. There's clearly some white space there. If and when the SEC gets comfortable and let me set the table with this. A few years ago, Wilshire had what I thought was a very interesting filing. This was for a Bitcoin and Treasury ETF. And I thought this was an innovative approach because the SEC was clearly still uncomfortable with 100% spot ETF product. Right? And so, Wilshire was attempting to introduce treasuries into the mix, I think to try and dampen the Bitcoin exposure and volatility, but the SEC disapproved that ETF back in February of 2020, and I've got to tell you Wade, I always remember the sharp response to the SEC from the Wilshire team. And I actually want to read two quotes here. These are from Bill Herrmann co-founder of Wilshire. So he said, quote, the SEC has created a test for Bitcoin related ETPs that is clearly inconsistent with the exchange act. He also said, quote, "the commission has done a great disservice to the public by rejecting this application." And of course, now here we are in in 2022, still no spot Bitcoin ETF. What's your take on the current positioning of the SEC? Which apparently hasn't changed much over the past few years?

Wade Guenther: Okay. Well, let me just kind of give you a little bit more of the back story with all of that. So Wilshire Phoenix was formed in 2018. And as you had mentioned, we started work on our first product which was the Bitcoin ETF and again gets disapproved in February 2020 after a couple of years of back and forth. I mean, we really tried hard with it. We met with the SEC staff, individual Commissioners, the  Corporation Finance division and our work really trailblazed. The argument and the analysis that a lot of ETF sponsors use as the backbone of their spot Bitcoin ETF filing and as you've cited our disapproval letter in quotes by Bill. It's something that I can't really comment on because I wasn't there and to really gauge the context of the quotes or any of any of the discussions, but what I will say is new spot Bitcoin applications, really haven't gone any further than what we had originally, so they're still being rejected. So we do think that is we decided to wait after February 2022 to see who won the US federal election and what changes were going to happen within the SEC. So once we saw that Gensler was you know, elected, to the position of the head of the SEC being someone who came from an investment banking background, teaching blockchain at MIT. This might have some bearing on a spot Bitcoin ETF being approved, but this didn't happen. We thought that this was going to be, you know, a little bit more breakthrough for the spot Bitcoin, but it didn't really happen. It seems to be that Gensler is being more conservative. And I mean, he's like the head of the largest top financial regulator. So, you know, we understand the position and in terms of our spot Bitcoin filing, it's still under review and we just trust and respect that process and we just can't really comment on that any further.

Nate Geraci: And just to be clear you mentioned the spot filing and as, I understand it you currently have a filing for the wShares Bitcoin Commodity Trust. And in looking at this, I believe this would be structured similar to the Grayscale Bitcoin Trust ticker GBTC but not have that six-month lockup period. So, theoretically, this could be more efficient in mitigating premiums and discounts. It would also have a lower fee, but to be clear, are we talking the same filings or is that a different filing from the other filing you just mentioned?

Wade Guenther: The filing back in 2018

Nate Geraci: That was a treasury ETF right Bitcoin and treasury. Okay, and this filing that's out there. Go ahead.

Wade Guenther: This is a separate filing all together.

Nate Geraci: Okay, and where does that currently stand?

Wade Guenther: Again, it's under review with the SEC and again, counsel has advised us not to talk about that.

Nate Geraci: Fair enough. Let me ask you this. So, you know, the refrain we keep hearing from the SEC on why they are not approving a spot Bitcoin ETF is these concerns around fraud and manipulation and the underlying spot market, right? That's what they keep coming back to, in order to resolve that, I mean, does this come down to having a regulatory framework put in place across crypto exchanges. I mean, that just seems like something that could take a long time to get put in place. I've got to tell you, I'm just not optimistic that this is something we'll even see in 2022. We may be a couple, a few years out from getting that in place. I'm just curious. I mean do you think that is a valid concern? And then how was that rectified? Does it come down to regulating the underlying exchanges?

Wade Guenther: We believe regulation is, I don't really want to call it a concern. I think regulation is just something that is necessary in order to protect investors, right? Like, that's what the SEC is all about. Right? It's making sure that investor protections and efficient markets are facilitated and orderly and regulation is the is the basis for that so that everybody is really abiding by the same rules. We fully support that and it's great and it's just as going to take a long time, in our opinion, for the regulation to be thought out well enough and order for it to be correct because this isn't something like stocks or bonds that have like a long history and are well-known. Bitcoin is relatively new to the investment landscape and is purely digital and just has different ways of functioning in the in the market than then something like stocks or bonds again that have that history. So we believe it's going to take a long time for the regulation to really get it. right and that's why 2022, I just personally don't see a spot Bitcoin ETF being approved or I don't think a spot Bitcoin ETF is going to be launched in 2022.

Nate Geraci: Well, Wade with that, we'll have to leave it there. Great connecting. I certainly wish you all the success as you build out the ETF business. And certainly look forward to connecting again down the road. Thank you for joining me.

Wade Guenther: Appreciate it. Thank you.

Nate Geraci: That was Wade Guenther partner at Wilshire Phoenix